

Mail Stop 3030

May 5, 2010

Via U.S. Mail and Facsimile to (847) 657-4392

Ronald D. Kropp
Chief Financial Officer
Illinois Tool Works Inc.
3600 W. Lake Avenue
Glenview, Illinois 60026-1215

> **Re: Illinois Tool Works Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2009**
> **Filed February 26, 2010**
> **File No. 001-04797**

Dear Mr. Kropp:

We have reviewed your response dated April 14, 2010 and have the following comment. Where indicated, we think you should revise your future filings in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal-Year ended December 31, 2009

Notes to Financial Statements, page 44

Operating Revenues, page 46

1.   We note the portion of your response prior comment 3 that discusses the remanufacture of and sales of remanufactured truck parts. To help us better understand your remanufacturing operations and your conclusion that revenue from remanufactured parts are not significant, please address the following:

   • Tell us the types of parts that you remanufacture for sale and describe the customers who acquire your product (i.e., wholesalers, retailers, etc.).
   • Provide us with the amount of revenue you recorded from the sale of remanufactured parts for each of the fiscal years presented in your financial statements and for the quarter ended March 31, 2010.
   • Confirm that to the extent that these transactions become material in future periods you will clearly disclose your accounting policy for recognizing revenue from remanufactured parts in your future filings.

        As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comment.

        You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or me at (202) 551-3212 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any other questions.

                                                Sincerely,

                                                Jeffrey Jaramillo
                                                Accounting Branch Chief